[redacted]

10026376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0012
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WTS Proprietary Trading Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Broadway, 15th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maurice Bensoussan — (954) 600-2196 x310
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
John Miller CPA
(Name -- *if individual, state last, first, middle name*)

129 4th Place	Brooklyn	NY	11231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

OATH OR AFFIRMATION

I, Simon Librati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WTS Proprietary Trading Group, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President CEO

Title

MAGEDA T. FARHOUD
Notary Public State of New York
No. 01FA6155463
Qualified in Kings County
Commission Expires November 13, 2011

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WTS Proprietary Trading Group
11 Broadway, 15th Floor
New York, NY 10004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Alex Mack 917 923 1478

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,102

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2462)
2,312+150=$2,462
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,640

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,640

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,640

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WTS Proprietary Trading Group
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 20 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,213,625

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 772,999

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 772,999

2d. SIPC Net Operating Revenues — $ 2,440,626

2e. General Assessment @ .0025 — $ 6,102

(to page 1 but not less than $150 minimum)

To the Members of WTS Proprietary Trading Group LLC ("WTS")

11 Broadway

New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by WTS and the Securities and Exchange Commission, the Chicago Board Stock Exchange ("CBSX") and SIPC , solely to assist you and the other specified parties in evaluating WTS compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). WTS management is responsible for WTS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [Check Register] noting no differences 2;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1 to March 31, 2009 [WTS generated spread sheet], as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 . On the 7T, WTS reported about $91,000 more in revenue than the audited report less Q1 revenue. This was offset by $91,000 in

deductions on Line 2c3, such that there were no material differences noted on Line 2D – SIPC Net Operating Revenues

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [auditor's SIPC workpaper] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Working Copy of SIPC 7T) supporting the calculations; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [not applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John S. Miller, CPA

February 26, 2010

WTS Proprietary Trading Group LLC

Financial Statements

December 31, 2009

WTS Proprietary Trading Group LLC

December 31, 2009

Table of Contents

Independent Auditor's Report

To the Managing Members:
WTS Proprietary Trading Group LLC

We have audited the accompanying statement of financial condition of WTS Proprietary Trading Group LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows from July 1, 2008 to the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WTS Proprietary Trading Group LLC as of December 31, 2009, and the results of its operations and its cash flows from July 1, 2008 to the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John S. Miller, CPA

John S. Miller, CPA

Brooklyn, NY
February 24, 2010

WTS Proprietary Trading Group LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash	246,478
Receivable from Clearing Broker	1,899,508
Securities owned, at fair value	104,908
ECN Fees Receivable	54,931
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $63,038	278,084
Organization Expense, less accumulated amortization of $3900	54,991
Deposits	117,234
Other assets	22,210
	2,778,344
Liabilities	
Securities Sold, not yet purchased, at fair value	12,896
Accounts Payable, Accrued Expenses and Other Liabilities	87,739
Due to Members	236,963
Accrued ECN Fees Payable	180,377
	517,975
Members' Equity	2,260,369
	2,778,344

See accompanying notes to the financial statements.

WTS Proprietary Trading Group LLC
Statement of Operations
From July 1, 2008 to December 31, 2009

Revenues	
Principal Transactions	3,191,488
Interest and Dividends	3,244
Total Revenue	3,194,732
Expenses	
Floor Brokerage, Exchange , and Clearance fees	237,113
Occupancy	267,775
Employee Compensation	640,234
Trading Software	242,064
Legal and Accounting	201,238
Other Expenses	454,246
Total Expenses	2,042,670
Net Income	1,152,062

See accompanying notes to the financial statements.

WTS Proprietary Trading Group LLC
Statement of Changes in Members' Equity
From July 1, 2008 to December 31, 2008

Members ' Contributions	1,827,922
Members' Distributions	(719,615)
Net Income	1,152,062
Members' Equity December 31, 2009	2,260,369

See accompanying notes to the financial statements.

WTS Proprietary Trading Group LLC
Statement of Cash Flows
From July 1, 2008 to December 31, 2009

Cash Flows from operating activities	
Net Income	1,152,062
(increase) decrease in operating assets:	
Receivable from Clearing broker	-1,899,508
Securities owned	-104,908
ECN Fees Receivable	-54,931
Depreciation and Amortization	66,938
Other Assets	-22,210
Securities Sold, not yet purchased, at fair value	12,896
Accounts Payable, Accrued Expenses and Other Liabilities	87,739
Due to Members	236,963
Accrued ECN Fees Payable	180,377
Net Cash provided (used) by operating activities	-344,582
Cash Flows from investing activities	
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $63,038	-341,122
Organization Expense	-58,891
Deposits	-117,234
Cash Flows used in investing activities	-517,247
Cash Flows from financing activities	
Member Capital Contributions	1,827,922
Member Capital Distributions	-719,615
Net Cash Provided by Financing activities	1,108,307
Increase in Cash	246,478
Cash at December 31, 2009	246,478

See accompanying notes to the financial statements.

1. Organization and Business

WTS Proprietary Trading Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activity is proprietary trading as principal. The Company has entered into a Clearing Agreement with another broker/ dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3. The Company was organized as a limited liability company under the laws of the State of Delaware in July 2008. The Company began trading operations in January 2009.

Simon Librati and Maurice Bensoussan, are the Manager members of the Company and exercise control over World Trade Securities LLC, the Class A member of the Company. Class B Members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated training, trading, and overhead expenses.

2. Summary of Significant Accounting Policies

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Transactions – Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Income Taxes – The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. Although the Company is considered a pass-through entity for federal and New York State income state tax purposes, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3) is applicable.

The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass-through entities. However, certain taxing jurisdictions do not recognize the Partnership's income tax status as a pass-through entity. The Company's tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivables and Payables to Clearing Brokers

Continued

The Clearing and depository operations for the Company's securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At December 31, 2009, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and trading revenue earned from its trading operations, net of clearing and certain execution expenses.

4. Fair Value Measurements of Investments in Securities

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2009. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in Securities, at fair value	104,908			104,908
Liabilities				
Securities Sold Short, at fair value	12,896			12,896

5. Commitments and Contingencies

The Company is obligated under an operating lease for its office located in New York City, New York. The operating lease for the Company's office requires escalating payments over a five year period. The lease expires on October 31, 2013. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight line basis and therefore, the difference between the rent expense per the lease terms and the financial statement amounts is included in accrued expenses as a deferred rent liability of $21,672.

In 2009, the Company was examined by its SRO (self regulatory organization), the CBOE, in accordance with routine examination processes conducted by the SROs. The results of the examination include a disciplinary action against the Company for an alleged violation of SEC order marking rules. Based on correspondence with the CBOE, the action would not result in a fine greater than $10,000. The Company has reserved this amount and it is included in accrued liabilities.

6. Concentration

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration. At December 31, 2009, approximately 68% of the Company's assets are receivable from its Clearing Broker. The Company does not expect to incur any losses regarding this concentration.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $1,714,691 which was $1,614,691 in excess of its required net capital of $100,000.

8. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Due to Members

At December 31, 2009, the Company owes its Class A member for expenses paid by such member on behalf of the Company. Such expenses include an allocation for direct training expenses provided by the Class A member for the benefit of the Company. These expenses total about $57,000 and are included in Other Expenses..Other expenses paid by the Class A member for the benefit of the Company include the purchase of computers, legal expenses, and certain trading and monitoring expenses. The total owed the Class A member at December 31, 2009 is $210,753. In addition, the Class B members of the company are entitled to a total combined distribution of 26,210 representing their share of trading profits less allocated expenses at December 31, 2009.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2009

Schedule 1

WTS Proprietary Trading Group LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

Net Capital	
Total Members' Equity	2,260,369
Less: Members' Equity not allowable for Net Capital	(2,492)
Total Members' Equity Qualified for Net Capital	2,257,877
Deductions	
Non-allowable assets	
ECN fees receivable	(54,931)
Furniture, equipment, and leasehold improvements, net	(278,084)
Organization Expense, net	(54,991)
Deposits	(117,234)
Other assets	(22,210)
Net capital before haircuts on securities positions (tentative net capital)	1,730,427
Haircuts on securities	
Trading Stocks	(15,736)
Net Capital	1,714,691
Computation of Basic Net Capital Requirement	
Computation of Aggregate Indebtedness	
Total Liabilities	517,975
Aggregate Indebtedness	505,079
Minimum Net Capital Requirement - 6.67 % of Adjusted Aggregate Indebtedness	33,840
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	100,000
Net Capital In Excess of SEC Rule 15c3-1 requirement	1,614,691
Ratio of Aggregate Indebtedness to Net Capital	0.29

There are no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the amended unaudited FOCUS Report dated February 26 filed by the Company.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2009

Schedule II
WTS Proprietary Trading Group LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2009 in accordance with Rule 15c3-3 (k)(2)(ii)

JOHN S. MILLER, CPA
129 4th Place
Brooklyn, NY 11231

Report on Internal Control Required by SEC Rule 17a-5(g)(1)
To the Managing Members
WTS Proprietary Trading Group LLC:

In planning and performing our audit of the financial statements of WTS Proprietary Trading Group LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect mis-

statements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CBSX and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John S. Miller, CPA
Brooklyn, New York
February 23, 2009